*FOIA Confidential Treatment Request*
Confidential Treatment Requested by
Roku, Inc.
in connection with Registration Statement
on Form S-1 filed on September 1, 2017

JOHN T. MCKENNA

+1 650 843 5059

jmckenna@cooley.com

September 8, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Larry Spirgel, Assistant Director
Joshua Shainess, Attorney-Adviser
Christie Wong, Staff Accountant

RE:	Roku, Inc.
Registration Statement on Form S-1
Filed on September 1, 2017
File No. 333-220318

Ladies and Gentlemen:

On behalf of Roku, Inc. (the “Company”), we are supplementally providing the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with information regarding the proposed price range of the shares of the Company’s Class A common stock to be offered in the proposed initial public offering (the “IPO”) pursuant to the Company’s Registration Statement on Form S-1, (File No. 333-220318), filed with the Commission on September 1, 2017 (the “Registration Statement”), as well as historical information with respect to the estimated fair value of its Class B common stock since October 1, 2016. We are providing this letter in response to the comment from the Staff received by letter dated August 10, 2017 (the “Comment Letter”) relating to the Registration Statement originally confidentially submitted on July 17, 2017. References in this letter to Class B common stock refer to the Company’s common stock, which the Company will reclassify as Class B common stock in connection with the IPO.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

September 8, 2017

Page Two

version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at 650-843-5059 rather than rely on the U.S. mail for such notice.

For the convenience of the Staff, we have recited the prior comment from the Comment Letter from the Staff in italicized type and have followed the comment with the Company’s response.

14. With respect to the stock options repriced in November 2016 and your subsequent stock option grants, please provide us a comparative analysis of your estimated fair value of a common share and your anticipated offering price per share. For each grant date, indicate the number of shares, your estimate of per share fair value, the difference in this value and your anticipated offering price per share, and provide us a sufficiently detailed explanation of the factors that contributed to this difference in value.

IPO Price Range

The Company supplementally advises the Staff that the Company preliminarily estimates a price range of $[*] to $[*] per share (the “Price Range”) for its initial public offering, which does not take into account a reverse stock split of the Company’s capital stock (the “Reverse Stock Split”). The preliminary Price Range has been estimated based, in part, upon current market conditions, the Company’s financial condition and prospects and input received from the lead underwriters, including discussions that took place on September 6, 2017 between senior management of the Company and representatives of Morgan Stanley & Co. LLC and Citigroup Global Markets Inc. Prior to September 6, 2017, the Company and underwriters had not had any specific discussions regarding the Price Range. In determining the Price Range, the underwriters focused on a number of valuation methodologies to triangulate valuation, including a discounted cash flow analysis and relevant trading multiples.

The Company expects to include a two-dollar price range and the size of the Reverse Stock Split in an amendment to the Registration Statement that would be filed shortly before the commencement of the Company’s road show. We are providing this information to you supplementally to facilitate your review process. The share numbers, exercise prices and fair values per share have not been adjusted in this letter to reflect the Reverse Stock Split.

Historical Fair Value Determination and Methodology

As stated in the Registration Statement, stock-based compensation expense related to stock options granted to employees is measured at the date of grant based on the fair value of the award, net of estimated forfeitures, through December 31, 2016. Upon adoption of ASU 2016-09

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

September 8, 2017

Page Three

on January 1, 2016, the Company accounts for forfeitures as they occur. The Registration Statement describes the Company’s use of the Black-Scholes option-pricing model for these purposes and describes and quantifies the significant assumptions used during fiscal 2015 and 2016 and the six-month periods ended July 2, 2016 and June 30, 2017.

The Company’s Board of Directors (the “Board”) intended all options granted to be exercisable at a price per share not less than the per share fair value of the Class B common stock underlying those options on the date of grant. The estimated fair value of the Class B common stock underlying stock options was determined at each grant date by the Board and was supported by periodic independent third-party valuations. In contrast to the metrics used by the underwriters in determining the Price Range, the valuations of Class B common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation as described herein and on page 87 of the Registration Statement. As discussed below, the methodology used by the Company and the third-party valuation firm to determine the fair value of the Company’s Class B common stock included a hybrid the probability weighted expected return method (“PWERM”) and the Option Pricing Method (“OPM”).

The assumptions used in each valuation model to determine the fair value of the Company’s Class B common stock as of the grant date of each option are based on numerous objective and subjective factors, combined with management judgment, including the following:

•	equity market conditions affecting comparable public companies, as reflected in comparable companies’ market multiples, initial public offering valuations and other metrics;

•	the estimated likelihood of achieving a liquidity event for the shares of the Company’s Class B common stock, such as an IPO or an acquisition of the Company, given prevailing market conditions and other contingencies affecting the probability or potential timing of such an event;

•	the terms of the preferred stock relative to the terms of the Company’s Class B common stock; and

•	the fact that the options and the Company’s Class B common stock are illiquid securities of a private company.

The Company’s most recent round of preferred stock financing was completed in November 2015, in which the Company issued and sold 29.8 million shares of the Company’s Series H preferred stock at a price per share of $1.53. Most of the investors in this round, including the lead investor, were existing investors of the Company. Only one new investor participated in this round and purchased approximately 22% of the shares sold by the Company.

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

September 8, 2017

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Determination of Estimated Value

The independent third-party valuations considered the valuation approaches as follows:

Income Approach

The income approach recognizes that the value of an investment is premised on the receipt of future economic benefits and the estimate of the future cash flows that a company will generate. This approach generally used a forecast of estimated revenue and financial results of 14 to 30 months from the valuation date.

Market Approach

The market approach assumes that businesses operating in the same industry will share similar characteristics and therefore, a comparison of the business to similar businesses whose financial information is publicly available may provide a reasonable basis to estimate a subject business’s value. The Company used three principal methodologies under this approach:

•	the guideline public company methodology (“GPCM”);

•	the guideline public company methodology for recent technology initial public offerings (“GPCM – IPO”); and

•	the guideline merged and acquired company methodology (the “GMAC”).

The GPCM derives valuation multiples from the stock prices of publicly traded companies for which the Company developed a list of peer companies. The Company utilized Capital IQ to select these peer companies, which were consistently used during the periods discussed herein, other than with respect to the August 2017 valuation for which the Company considered additional peer companies.

The GPCM – IPO derives valuation multiples from recent technology initial public offerings utilizing a company’s last twelve months financial data at the time of initial public offering to calculate a business enterprise value.

The GMAC derives valuation multiples from prices at which entire companies are acquired in a merger or acquisition.

These methods were used because they were determined to be most relevant in capturing the value of the Company at current state and on a go-forward basis.

Allocation of Estimated Value to Outstanding Securities

Probability Weighted Expected Return Method

Using the PWERM, the Company estimated the value of Class B common stock based upon an analysis of future values for the Company assuming various possible future outcomes, including: (i) an IPO, (ii) sale or merger, or (iii) continuing operation as a private company. Share value was based upon the probability-weighted present value of expected future investment returned, considering each of the possible outcomes available for the enterprise, as well as the rights and preferences of each share class.

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

September 8, 2017

Page Five

Option Pricing Method

The OPM treats securities, including debt, common and preferred stock, as a series of call options on the enterprise’s value, with exercise prices based on the securities’ respective liquidation preferences and conversion values. Accordingly, the common and preferred stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the liquidation preferences are fulfilled, and considering the relevant rights of the preferred stock (e.g. participation) as well as the potential dilution from other outstanding securities such as options and warrants.

The Company used a hybrid method of PWERM and OPM to estimate the probability weighted value across multiple scenarios and used the OPM to estimate the allocation among classes of securities within one of those scenarios.

Illiquidity Discount

In determining the estimated fair value of the Company’s Class B common stock on the date of grant, the Board also considered that the Class B common stock is not freely tradeable in the public markets. The estimated fair value of the Company’s Class B common stock at each grant date therefore reflects a discount for lack of marketability partially based on the anticipated likelihood and timing of a future liquidity event.

Summary of Equity Awards

Since October 1, 2016, the Board has granted the following equity awards, with the share numbers and per share exercise prices and fair values not adjusted to reflect the Reverse Stock Split:

Grant Date	Number of Shares Underlying Stock Options Granted		Exercise Price Per Share	Estimated Fair Value Per Share on the Date of Grant	Fair Value Per Share For Financial Reporting Purposes
November 2016	38,531,215	(1)	$0.94	$0.94	$0.94
December 2016	3,975,134	(2)	0.94	0.94	0.94
March 2017	8,206,500		0.95	0.95	0.95
May 2017	8,555,000		1.02	1.02	1.15
August 2017	19,320,000		1.47	1.47	1.47

(1)	Includes 26,731,215 shares underlying options that were repriced in November 2016.
(2)	Represents 3,975,134 shares underlying options that were repriced in December 2016.

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

September 8, 2017

Page Six

Re-assessment Methodology

In the course of preparing the Company’s financial statements with a retrospective view, the Company re-assessed the fair value of Class B common stock for the grants in May 2017. The Company did not believe that a re-assessment was necessary for the grants in November 2016, December 2016 and March 2017 since the valuation changes were immaterial and no re-assessment was necessary for the grants in August 2017 since the grants were made in close proximity to the date of the valuation. The Company advises the Staff that it intends to record an additional stock-based compensation charge for the May 2017 grants in the quarter ended September 30, 2017 based upon a linear interpolation of fair value between March 31, 2017 and June 30, 2017. The Company advises the Staff that such amount was not material for the quarter ended June 30, 2017 and was not recorded. The Company submits that it believes its use of linear interpolation between such valuation dates is an appropriate methodology by which to determine the fair value per share for financial accounting purposes due to the rapid growth of the Company and because the Company did not identify any single event or series of events that occurred during the period that would have caused a material change in fair value.

In order to assist the Board in determining the estimated fair value per share as of a grant date, the Company conducted contemporaneous valuations with an independent third-party as of:

•	October 1, 2016;

•	December 31, 2016;

•	March 31, 2017;

•	June 30, 2017; and

•	August 15, 2017

In the absence of a public trading market, the Board, with input from management exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of the Class B common stock as of the date of each option grant, including the factors discussed on page 87 of the Registration Statement.

November 2016 Grants

The Company, with the assistance of a third-party valuation firm, performed a valuation of the Company’s Class B common stock as of October 1, 2016 on a minority, non-marketable basis using the hybrid method of PWERM and OPM. The analysis applied a weighting of: (i) 25% to an IPO in the first quarter of 2018 and (ii) 75% to remaining private for approximately two and a half years from the valuation date, with an acquisition to occur after this period. The risk free interest rate was determined to be 0.83%, based on the average of two and a half year treasury rates; and the equity volatility rate was determined to be 40% based on the median and third quartile volatility rate of certain comparable public companies. Based on the above, the analysis

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

September 8, 2017

Page Seven

resulted in an equity value of approximately $756.3 million on a marketable basis in the scenario where the Company remained private and an equity value of approximately $1.22 billion on a marketable basis in the scenario where the Company pursued an IPO. The valuation then considered the senior rights, preferences and privileges of the holders of the Company’s preferred stock over the holders of the Company’s Class B common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s Class B common stock and liquidation payments in preference to holders of Class B common stock, as well as the right to participate with the holders of common stock in all remaining proceeds (after the payment of all liquidation preferences) in the event of a liquidation. The valuation also considered one June 2016 secondary market transaction for Class B common stock of $1.00 per share between existing stockholders, and concluded that this transaction did not have an impact on the valuation as the Company believed such transaction was not an orderly transaction within an active market. A discount for lack of marketability of 17% and 20% in the IPO scenario and the remaining private scenario, respectively, was then applied to the Class B common stock resulting in a fair value of $0.94 per share.

In November 2016, the Board granted options to purchase 11,800,000 shares of Class B common stock with an exercise price of $0.94 per share. In determining the fair value of the Company’s Class B common stock for the November 2016 grants, the Board considered the October 1, 2016 valuation, relevant business conditions and management’s current expectation that an IPO was unlikely to occur before 2018.

2016 Option Repricing

In November and December 2016, the Company repriced previously granted options to purchase 26,731,215 and 3,975,134 shares, respectively, of Class B common stock to an exercise price of $0.94 per share, after a determination by the Board that the exercise price per share of such options was greater than the fair value per share determined in the October 1, 2016 valuation. The repriced options had been granted in late 2015 and earlier in 2016 with exercise prices ranging from $0.95 to $1.17 per share. Earlier valuations at the time of the grant of these options had placed the probability of the likelihood of an IPO occurring in the first quarter of 2017 at between 25% to 60%, which resulted in the higher fair values at such time. The Company notes that it had previously submitted a confidential registration statement on Form S-1, which was withdrawn in August 2016, based on an evaluation of the business environment and other factors.

March 2017 Grants

The Company, with the assistance of a third-party valuation firm performed a valuation of the Company’s Class B common stock as of December 31, 2016 on a minority, non-marketable basis using the hybrid method of PWERM and OPM. The analysis applied a weighting of: (i) 25% to an IPO in the first quarter of 2018 and (ii) 75% to remaining private for approximately two and a quarter years from the valuation date, with an acquisition to occur after this period. The risk free interest rate was determined to be 1.3%, based on the average of two and a quarter year treasury rates; and the equity volatility rate was determined to be 46% based on

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

September 8, 2017

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the median and third quartile volatility rate of certain comparable public companies. Based on the above, the analysis resulted in an equity value of approximately $779.1 million on a marketable basis in the scenario where the Company remained private and an equity value of approximately $1.24 billion on a marketable basis in the scenario where the Company pursued an IPO. The valuation then considered the senior rights, preferences and privileges of the holders of the Company’s preferred stock over the holders of the Company’s Class B common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s Class B common stock and liquidation payments in preference to holders of Class B common stock, as well as the right to participate with the holders of common stock in all remaining proceeds (after the payment of all liquidation preferences) in the event of a liquidation. The valuation also considered one November 2016 secondary market transaction for Class B common stock of $1.05 per share between existing stockholders, and concluded that this transaction did not have an impact on the valuation as the Company believed such transaction was not an orderly transaction within an active market. A discount for lack of marketability of 15.5% and 21.0% in the IPO scenario and the remaining private scenario, respectively, was then applied to the Class B common stock resulting in a fair value of $0.95 per share.

In March 2017, the Board granted options to purchase 8,206,500 shares of Class B common stock with an exercise price of $0.95 per share. In determining the fair value of the Company’s Class B common stock for the March 2017 grants, the Board considered the December 2016 valuation, relevant business conditions and the increase in the Company’s revenue from $319.9 million for the fiscal year ended December 26, 2015 to $398.6 million for the fiscal year ended December 31, 2016.

May 2017 Grants

The Company, with the assistance of a third-party valuation firm, performed a valuation of the Company’s Class B common stock as of March 31, 2017 on a minority, non-marketable basis using the hybrid method of PWERM and OPM. The analysis applied a weighting of: (i) 25% to an IPO in the first quarter of 2018 and (ii) 75% to remaining private for approximately two years from the valuation date, with an acquisition to occur after this period. The risk free interest rate was determined to be 1.3%, based on the average of two year treasury rates; and the equity volatility rate was determined to be 47% based on the median and third quartile volatility rate of certain comparable public companies. Based on the above, the analysis resulted in an equity value of approximately $829.2 million on a marketable basis in the scenario where the Company remained private and an equity value of approximately $1.29 billion on a marketable basis in the scenario where the Company pursued an IPO. The valuation then considered the senior rights, preferences and privileges of the holders of the Company’s preferred stock over the holders of the Company’s Class B common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s Class B common stock and liquidation payments in preference to holders of Class B common stock, as well as the right to participate with the holders of common stock in all remaining proceeds (after the payment of all liquidation preferences) in the event of a liquidation. The valuation also considered one March 2017 secondary market transaction for Class B common stock of $1.05 per share between

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

September 8, 2017

Page Nine

existing stockholders, and concluded that this transaction did not have an impact on the valuation as the Company believed such transaction was not an orderly transaction within an active market. A discount for lack of marketability of 14.5% and 20% in the IPO scenario and the remaining private scenario, respectively, was then applied to the Class B common stock resulting in a fair value of $1.02 per share.

In May 2017, the Board granted options to purchase 8,555,000 shares of Class B common stock in May 2017 with an exercise price of $1.02 per share. In determining the fair value of the Company’s Class B common stock for the May 2017 grants, the Board considered the March 2017 valuation, relevant business conditions and the increase in the Company’s revenue to $100.1 million for the three months ended March 31, 2017. At this point, the Company had not moved up its timeline for a proposed IPO.

June 30, 2017 Valuation

The Company, with the assistance of a third-party valuation firm, performed a valuation of the Company’s Class B common stock as of June 30, 2017 on a minority, non-marketable basis using the hybrid method of PWERM and OPM. Although no options were granted based on this valuation, as described above, the Company used this valuation to retroactively reassess the fair value per share for financial reporting purposes of the May 2017 option grants. The analysis applied a weighting of: (i) 60% to an IPO within the next three months and (ii) 40% to remaining private for approximately one and a half years from the valuation date, with an acquisition to occur after this period. The risk free interest rate was determined to be 1.3%, based on the average of one and a half year treasury rates; and the equity volatility rate was determined to be 44% based on the median and third quartile volatility rate of certain comparable public companies. Based on the above, the analysis resulted in an equity value of approximately $841.2 million on a marketable basis in the scenario where the Company remained private and an equity value of approximately $1.15 billion on a marketable basis in the scenario where the Company pursued an IPO. The valuation also considered two secondary market transactions for Class B common stock, one in April 2017 for $1.00 per share and one in May 2017 for $1.25 per share, each between existing stockholders, and concluded that these transactions did not have an impact on the valuation as the Company believed such transaction was not an orderly transaction within an active market. The valuation then considered the senior rights, preferences and privileges of the holders of the Company’s preferred stock over the holders of the Company’s Class B common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s Class B common stock and liquidation payments in preference to holders of Class B common stock, as well as the right to participate with the holders of common stock in all remaining proceeds (after the payment of all liquidation preferences) in the event of a liquidation. A discount for lack of marketability of 8.0% and 16.0% in the IPO scenario and the remaining private scenario, respectively, was then applied to the Class B common stock resulting in a fair value of $1.27 per share.

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

September 8, 2017

Page Ten

August 2017 Grants

The Company, with the assistance of a third-party valuation firm, performed a valuation of the Company’s Class B common stock as of August 15, 2017 on a minority, non-marketable basis using the hybrid method of PWERM and OPM. Given that the Company had determined to move forward with its IPO sooner than previously expected and confidentially submitted the Registration Statement on July 17, 2017, the analysis applied a weighting of: (i) 85% to an IPO at the end of the third quarter of 2017 and (ii) 15% to remaining private for approximately 14 months from the valuation date, with an acquisition to occur after this period. The risk free interest rate was determined to be 1.25%, based on the average of one year treasury rates; and the equity volatility rate was determined to be 40% based on the median and third quartile volatility rate of certain comparable public companies. The valuation then considered the senior rights, preferences and privileges of the holders of the Company’s preferred stock over the holders of the Company’s Class B common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s Class B common stock and liquidation payments in preference to holders of Class B common stock, as well as the right to participate with the holders of common stock in all remaining proceeds (after the payment of all liquidation preferences) in the event of a liquidation. Based on the above, the analysis resulted in an equity value of approximately $818.1 million on a marketable basis in the scenario where the Company remained private and an equity value of approximately $1.18 billion on a marketable basis in the scenario where the Company pursued an IPO. A discount for lack of marketability of 7% and 13% in the IPO scenario and the remaining private scenario, respectively, was then applied to the Class B common stock resulting in a fair value of $1.47 per share.

In August 2017, the Board granted options to purchase 19,320,000 shares of Class B common stock with an exercise price of $1.47 per share. In determining the fair value of the Company’s Class B common stock for the August 2017 grants, the Board considered the August 2017 valuation, the increase in the Company’s revenue from $162.3 million for the six months ended July 2, 2016 to $199.7 million for the six months ended June 30, 2017 and the Company’s continued progress toward an initial public offering, including the submission of the Registration Statement on a confidential basis in July 2017.

Summary

The Company believes the following factors explain the difference between the fair value of the Company’s Class B common stock on the date of grant and the Price Range.

•

The Price Range represents a future price for shares of Class B common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the Class B common stock as of all of the option grant dates described above represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following an IPO. This illiquidity also accounts for a substantial difference between the

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

September 8, 2017

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estimated fair values of the Class B common stock through the August 2017 grants and the Price Range. The Company respectfully submits that the discount for lack of marketability of 7% to 21% utilized since November 2016 is reasonable and appropriate given the Company’s growth and the prospects for an IPO.

•	The holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of its Class B common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s Class B common stock and liquidation payments in preference to holders of Class B common stock, as well as the right to participate with the holders of common stock in all remaining proceeds (after the payment of all liquidation preferences) in the event of a liquidation. The Price Range described assumes the conversion, on a share for share basis, of all of the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation.

•	The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity and debt markets and provide a “currency” of publicly tradeable securities to enable the Company to make strategic acquisitions as the Board may deem appropriate, providing enhanced operational flexibility.

•	The Company did not have an organizational meeting with investment bankers until late June 2017 and, until shortly before that time, expected that the earliest point at which it could pursue an IPO to be in the first quarter of 2018.

•	In determining the Price Range, the underwriters focused on a number of valuation methodologies to triangulate valuation, including a discounted cash flow analysis and relevant trading multiples. In contrast to the metrics used by the underwriters in determining the Price Range, the valuations of Class B common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation as described herein and on page 87 of the Registration Statement. The Company, in preparing its valuations of Class B common stock, generally applied analyses that estimated the fair value of the Company’s Class B common stock utilizing projected and historical financial data and a comparison of similar business and relevant acquisitions. For the purposes of the August 2017 grants, the Company’s valuation was weighted 85% towards an IPO occurring in the near term utilizing the GPCM-IPO method which relied upon trailing twelve month financial information measured from September 30, 2017, the estimated date of the IPO.

Based on the above analysis, the Company respectfully submits that the determination of the fair value of its Class B common stock for financial reporting purposes is appropriate.

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

September 8, 2017

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Please contact me at (650) 843-5059 with any questions or further comments regarding the Price Range and the information discussed in this letter.

Sincerely,

/s/ John T. McKenna

John T. McKenna

cc:	Anthony Wood, Roku, Inc.
Stephen H. Kay, Roku, Inc.
David Y. Oh, Roku, Inc.
Mark P. Tanoury, Cooley LLP
Seth J. Gottlieb, Cooley LLP
Alex K. Kassai, Cooley LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.